May 12, 2010

Via EDGAR Submission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: John Reynolds

Re:	Express Parent LLC
Registration Statement on Form S-1
File No. 333-164906

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Express Parent LLC (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-164906), as amended (the “Registration Statement”), to 2:00 p.m. Eastern Time, on Wednesday, May 12, 2010 or as soon thereafter as practicable. The Company hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement. In addition, the Company acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

May 12, 2010

Please contact William R. Burke of Kirkland & Ellis LLP, special counsel to the Company, at (312) 862-2297, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

Express Parent LLC

By: /s/ Matthew C. Moellering

Name: Matthew C. Moellering

Title:   Executive Vice President, Chief

Administrative Officer, Chief Financial Officer,

Secretary and Treasurer

cc:     Robert M. Hayward, P.C.

                      Kirkland & Ellis LLP